Filed pursuant to Rule 424(b)(3)

Registration No. 333-286294

PROSPECTUS SUPPLEMENT NO. 8

(to Prospectus dated April 11, 2025)

Fold Holdings, Inc.

49,161,055 Shares of Common Stock

925,590 SATS Warrants to Purchase Shares of Common Stock

12,434,658 Shares of Common Stock Issuable Upon Exercise of the Public Warrants

This prospectus supplement updates, amends and supplements the prospectus dated April 11, 2025 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-286294). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Warrants are listed on the Nasdaq Stock Market LLC under the symbols “FLD” and “FLDDW,” respectively. The last reported sales price of our Common Stock and Warrants on the Nasdaq Stock Market LLC on July 25, 2025 were $4.41 per share of Common Stock and $0.70 per Warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus and other risk factors contained in the documents incorporated by reference therein, to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 28, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 22, 2025

Fold Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41168	86-2170416
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2942 North 24th Street, Suite 115, #42035 Phoenix, Arizona	85016
(Address of principal executive offices)	(Zip Code)

(866) 365-3277

Registrant’s telephone number, including area code

11201 North Tatum Blvd., Suite 300, Unit 42035

Phoenix, Arizona 85028

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.0001 per share	FLD	Nasdaq Capital Market
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	FLDDW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Following the previously announced termination of employment of Nicolleta Goncalves, the former Vice President of Risk and Compliance of Fold Holdings, Inc. (the “Company”), the Company entered into a severance agreement with Ms. Goncalves on July 22, 2025 (the “Severance Agreement”). The Severance Agreement provides for, among other things, (i) a lump severance payment by the Company to Ms. Goncalves in the amount of $36,666.66 (representing two months of Ms. Goncalves’s base salary), less applicable tax withholdings; (ii) payment by the Company of Ms. Goncalves’s COBRA premium for the month of August 2025; (iii) a general release of claims by Ms. Goncalves in favor of the Company and its affiliates; and (iv) certain restrictive covenants applicable to Ms. Goncalves, including nondisclosure and non-disparagement requirements, as well as an obligation not to solicit employees or other service providers of the Company for a period of 12 months.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Severance Agreement, dated July 22, 2025, by and between Fold Inc. and Nicolleta Goncalves.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOLD HOLDINGS, INC.

	By:	/s/ Will Reeves
		Name:	Will Reeves
		Title:	Chief Executive Officer

Dated: July 28, 2025

SEVERANCE AGREEMENT AND GENERAL RELEASE

This Severance Agreement and General Release (“Agreement”) is hereby entered into by and between Nicolleta Goncalves (“Employee”) and Fold, Inc. (“Company”).

WHEREAS, Employee has been employed by Company in an at-will relationship as the VP of Risk & Compliance;

WHEREAS, effective July 11, 2025, Employee’s employment with Company has been terminated (hereinafter referred to as the “Termination Date”); and

WHEREAS, Company and Employee do not anticipate that there will be any disputes between them or legal claims arising out of Employee’s separation from employment with Company but, nevertheless, desire to ensure a completely amicable parting and to settle fully and finally any and all differences or claims that might arise out of Employee’s employment.

NOW, THEREFORE, it is hereby agreed that:

1.
Payment Upon Termination. Employee acknowledges that Company has paid Employee, on the Termination Date, (i) all unpaid base salary accrued up to the Termination Date, (ii) all accrued but unused paid time off or vacation, and (iii) all unreimbursed business expenses. Employee further acknowledges that Employee is not owed any additional compensation, benefits, or payment by virtue of Employee’s employment, or termination of employment, except as provided herein or pursuant to any benefit plans in which Employee has participated.

2.
Severance Benefit. In exchange for the general release of claims and other good and valuable consideration, Company agrees to pay and provide to Employee the following Severance Benefit: ($36,666.66). The Severance Benefit will be paid in a lump sum after the full execution of this Agreement. Company will deduct normal withholdings for federal and state income taxes and payroll taxes from the Severance Benefit. Employee acknowledges that the Severance Benefit is in addition to any compensation s/he has earned from Company, and that s/he would not be entitled to the Severance Benefit but for his/her execution of this Agreement. Employee’s right to receive and retain the Severance Benefit is expressly conditioned upon Employee’s continued compliance with this Agreement and all covenants Employee previously executed with the Company. If Employee materially breaches any such obligation any unpaid portion of the Severance Benefit shall be immediately forfeited, and Employee shall, within ten (10) days after written demand, repay to Company the gross amount of any Severance Benefit already paid. Additionally, Employee’s benefits will be continued until July 31, 2025 at the levels and types of coverage maintained by Employee on the Termination Date under the same terms and conditions that apply to active employees. Employee will pay the same premium (the employee contribution) as current active employees pay for the same coverage through July 31, 2025. Thereafter, Employee will be entitled to apply for continuation of health benefits under COBRA. The company will cover 1 month of COBRA premiums for August 1-August 31, 2025. As of September 1, employee will be required to pay the full cost of COBRA premiums. Employee will receive a COBRA notice under separate cover. This Agreement will not be effective until the expiration of the seven-day revocation period described below.

3.
General Release of Claims. Employee, for him/herself, his/her agents, attorneys, heirs, administrators, executors, representatives, assigns, and anyone acting or claiming to act on his/her or their joint or several behalf, hereby waives, releases, and forever discharges Company, its subsidiaries, business units, affiliates, parent companies, predecessors, successors, and its respective officers, directors, employees, agents, and legal counsel (collectively, the “Released Parties”) from any and all claims, causes of action, demands, damages, costs, expenses, liabilities, grievances, or other losses, whether known or unknown, suspected or unsuspected, that Employee ever had or now has, arising out of or relating to Employee’s employment or the termination thereof. Without limitation, this release expressly includes claims under Title VII of the Civil Rights Act of 1964; the Civil Rights Acts of 1866 and 1991; Sections 1981 through 1988 of Title 42; the Age Discrimination in Employment Act, including the Older Workers Benefit Protection Act; the Equal Pay Act; the Americans with Disabilities Act; the Genetic Information Nondiscrimination Act; the Family and Medical Leave Act; the Fair Labor Standards Act; the Employee Retirement Income Security Act (except claims for vested benefits); the National Labor Relations Act; the Worker Adjustment and Retraining Notification Act; the Sarbanes-Oxley Act; the Dodd-Frank Act (including any whistle-blower provisions); any federal, state, or local wage-payment, wage-and-hour, human-rights, paid-leave, whistle-blower, retaliation, or fair-employment-practice statute; any state constitution, common-law tort, public-policy, contract, or quasi-contract theory; and any other federal, state, or local statute, regulation, or ordinance having any bearing on Employee’s employment..

4.
Covenant Not to Sue. Employee hereby covenants and agrees not to file, commence or initiate any suits, grievances, demands, or causes of action against the Released Parties based upon or relating to any of the claims released and forever discharged pursuant to this Agreement. In accordance with 29 C.F.R. § 1625.23(b), this covenant not to sue is not intended to preclude Employee from bringing a lawsuit to challenge the validity of the release language contained in this Agreement. If Employee breaches this covenant not to sue, s/he hereby agrees to pay all of the reasonable costs and attorneys’ fees actually incurred by the Released Parties in defending against such claims, demands, or causes of action, together with such and further damages as may result, directly or indirectly, from that breach. Moreover, Employee agrees that s/he will not persuade or instruct any person to file a suit, claim, or complaint with any state or federal court or administrative agency against the Released Parties. The parties agree that this Agreement will not prevent Employee from filing a charge of discrimination with the Equal Employment Opportunity Commission (“EEOC”), or its equivalent state or local agencies, or otherwise participating in an administrative investigation. However, to the fullest extent permitted by law, Employee agrees to relinquish and forgo all legal relief, equitable relief, statutory relief, reinstatement, back pay, front pay, and any other damages, benefits, remedies, and relief to which s/he may be entitled as a result of any claim, charge, or complaint against the Released Parties and agrees to forgo and relinquish reinstatement, all back pay, front pay, and other damages, benefits, remedies, and relief that s/he could receive from claims, actions, or suits filed or charges instituted or pursued by any agency or commission based upon or arising out of the matters that are released and waived by this Agreement. The Parties intend that this paragraph and the release of claims herein be construed as broadly as lawfully possible.

5.
No Admission of Wrongdoing or Liability. Nothing contained in this Agreement constitutes, may be construed as, or is intended to be an admission or an acknowledgment by the Released Parties of any wrongdoing or liability, all such wrongdoing and liability being expressly denied.

6.
Confidentiality. Employee agrees to maintain absolute confidentiality and secrecy concerning the terms of this Agreement and will not reveal or disseminate by publication in any manner whatsoever this document or any matters pertaining to it to any other person, including but not limited to any past or present employee, officer, or director of Company or any media representative, except as required by legal process. This confidentiality provision does not apply to communications necessary between immediate family members, legal and financial planners, or tax preparers who are also bound by this confidentiality provision.

7.
Non-Disparagement. Employee agrees that s/he will not disparage or speak unfavorably about Company or any of the Released Parties to third parties or in public or otherwise take any action or make any comment whatsoever that would harm, injure, or potentially harm or injure the goodwill of Company or the Released Parties.

8.
Disclosure. Employee acknowledges and warrants that s/he is not aware of, or that s/he has fully disclosed to Company, any matters for which Employee was responsible or which came to Employee’s attention as an employee of Company that might give rise to, evidence, or support any claim of illegal conduct, regulatory violation, unlawful discrimination, or other cause of action against Company or any of the Released Parties.

9.
Company Property. All records, files, lists, including computer generated lists,, data, drawings, documents, equipment, and similar items relating to Company’s business that Employee generated or received from Company remain Company’s sole and exclusive property. Employee agrees to promptly return to Company all property of Company in his/her possession. Employee further represents that s/he has not downloaded, copied, caused to be copied, printed out, or caused to be printed out any documents or other material originating with or belonging to Company, other than for use on behalf of Company. Employee additionally represents that s/he will not retain in his/her possession any such documents or other materials. Employee shall, within five (5) business days after the Termination Date, deliver to Company a written certification, in form and substance reasonably acceptable to Company, attesting that all Company data and Confidential Information have been permanently deleted from all personal computers, mobile devices, external drives, cloud accounts, backup media, and any other storage locations within Employee’s custody or control. Employee shall not be entitled to receive the Severance Benefit until all Company property has been returned.

10.
Non-Disclosure. Employee acknowledges that from time to time s/he had access to trade secrets, confidential information, data, and other proprietary information of Company whether or not developed, discovered, or conceived by Employee (collectively, the “Confidential Information”). By way of illustration, but not limitation, Confidential Information includes: all customer lists, prospective customer lists, databases, processes, computer programs, business data, marketing and business plans, budgets, unpublished financial statements, licenses, information relating to Company’s business contracts, marketing strategies, and other secret or confidential matter relating or pertaining to the business and services of Company, whether verbal, written, or electronic. Employee agrees that s/he will hold Company’s Confidential Information in the strictest confidence, will not disclose such information to any person, firm, corporation, or other entity, and will not use such information for any purpose not expressly authorized by Company.

11.
Non-Solicit. For the twelve (12) months following the Termination Date (the “Restricted Period”), Employee shall not, directly or indirectly, solicit any employee, contractor, or consultant of the Company with whom Employee worked during that period to leave the Company or render services elsewhere, or any vendor, supplier, lender, or other business partner to reduce or terminate its relationship with the Company. “Solicit” includes any attempt made for Employee’s benefit or on behalf of another. The Restricted Period shall be tolled for any period during which Employee is in breach of this paragraph. If any portion of this paragraph is held unenforceable, it shall be narrowed to the extent required by applicable law, and the remainder shall continue in force.

12.
Reference Communications. Unless otherwise required by applicable law, court order, or written authorization signed by Employee, the Company’s response to any third-party inquiry regarding Employee’s employment shall be limited to verification of dates of employment and last position held. All such inquiries must be directed to the Company’s Human Resources Department.

13.
Breach of Agreement. If either party brings a claim for breach of the terms of this Agreement, the prevailing party will be entitled to its reasonable attorneys’ fees and expenses incurred in prosecuting or defending such an action. This Agreement will be governed by the laws of the State of Delaware. The parties agree that venue and jurisdiction for any legal action arising out of or in connection with this Agreement shall be with the courts of the state of Arizona located in New Castle County, Delaware or the United States District Court for the District of Delaware.

14.
Binding Effect. This Agreement will be binding upon and inure to the benefit of Employee and Company, and their officers, directors, employees, agents, legal counsel, heirs, successors, and assigns.

15.
Warranties/Representations. Employee hereby warrants and represents that:

A. S/he has carefully read and fully understands the comprehensive terms and conditions of this Agreement and the releases set forth herein;

B. S/he is executing this Agreement knowingly and voluntarily, without any duress, coercion, or undue influence by Company, its representatives, or any other person;

C. S/he has been informed of his/her right to consult with legal counsel of his/her choice before executing this Agreement;

D. S/he has pending no claim, complaint, grievance, or any document with any federal or state agency or any court seeking money damages or relief against Company;

E. The Severance Benefit recited above constitutes good and valuable consideration;

F. S/he is fully satisfied with the terms and conditions of this Agreement including, without limitation, the consideration paid to him/her by Company;

G. S/he is not waiving rights or claims that may arise after the date this Agreement is executed;

H. Except as specifically provided herein, s/he has been paid all compensation owed to him/her by Company;

16.
Entire Agreement; Severability of Terms. This Agreement contains the complete, entire understanding of the parties concerning the subject matter hereof. In executing this Agreement, neither party relies on any term, condition, promise, or representation other than those expressed in this Agreement. This Agreement supersedes all prior and contemporaneous oral and written agreements and discussions with respect to the subject matter hereof. This Agreement may be amended or modified only by written agreement signed by both parties. If any provision of this Agreement is determined to be invalid or otherwise unenforceable, then that invalidity or unenforceability will not affect any other provision of this Agreement, which will continue and remain in full force and effect.

EMPLOYEE FOLD, INC.

Name: Nicolletta Goncalves Name: Will Reeves, CEO

Signature: /s/ Nicolletta Goncalves Signature: /s/ Will Reeves

Date: 7/22/2025 Date: 7/22/2025